February 4, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Acceleration - Americas Gold and Silver Corporation

Registration Statement on Form F-3

Filed January 23, 2026

(SEC File No. 333-292931)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Americas Gold and Silver Corporation (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-292931), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on February 6, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

AMERICAS GOLD AND SILVER CORPORATION

/s/ Warren Varga
Warren Varga
Chief Financial Officer